UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)


(Amendment No. ________)

Giga-Tronics Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

375175106
(CUSIP Number)

March 23, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)









1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Porter Partners, L.P.
94-3152540


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) [x]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

California








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


6.

SHARED VOTING POWER

0 shares of Common Stock


7.

SOLE DISPOSITIVE POWER

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


8.

SHARED DISPOSITIVE POWER

0 shares of Common Stock

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3% (see Items 4(a) and 4(c) below)


12.

TYPE OF REPORTING PERSON (see instructions)

PN









1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EDJ Limited


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) [x]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas







NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


6.

SHARED VOTING POWER

0 shares of Common Stock


7.

SOLE DISPOSITIVE POWER

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


8.

SHARED DISPOSITIVE POWER

0 shares of Common Stock





9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000 shares of Common Stock (see Items 4(a) and 4(c) below)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3% (see Items 4(a) and 4(c) below)


12.

TYPE OF REPORTING PERSON (see instructions)

FI






















Item 1 (a). Name of Issuer:

Giga-Tronics, Inc. (the "Issuer").

Item 1 (b). Address of Issuer's Principal Executive Offices:

5990 Gleason Drive
Dublin, CA 94568

Items 2(a), (b) and (c). Name of Persons Filing, Address and
Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Porter Partners, L.P. (a
California limited partnership), and EDJ Limited (a Bahamas international business corporation), as joint filers (collectively, the "Reporting Persons").
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the
Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934,
as amended. The principal business office of the Reporting Persons is located at 300 Drakes Landing Road, Greenbrae, CA 94904.

Item 2(d). Title of Class of Securities:

Common Stock of the Issuer (the "Common Stock").

Item 3.

Not applicable.

Item 4.  Ownership.







(a)

Amount beneficially owned:

Collectively (see also Item 4(c) below)) the Reporting Persons own (or are deemed to own) 950,000 shares of Common Stock. Of this total, Porter
Partners, L.P. owns (or is deemed to own) 800,000 shares, and EDJ Limited owns (or is deemed to own) 150,000 shares.






(b)

Percent of class:

Approximately 9.3% (collectively (see also Item 4(c) below) for all
Reporting
Persons), based on 10,182,153 shares of Common Stock of the Issuer issued and outstanding as of March 23, 2018.






(c)

Number of shares as to which the Reporting Persons have:








(i)
 Sole power to vote or to direct the vote:

950,000 shares of Common Stock (see the remainder of this Item 4(c) below).








(ii)
 Shared power to vote or to direct the vote:

0 shares of Common Stock.








(iii)
 Sole power to dispose or to direct the disposition of:

950,000 shares of Common Stock (see the remainder of this Item 4(c) below).








(iv)
 Shared power to dispose or to direct the disposition of:

0 shares of Common Stock.





This Schedule 13G is filed on behalf of Porter Partners, L.P., and
EDJ Limited
(each a "Reporting Person" and collectively the "Reporting
Persons").
Porter
Capital Management Co, a general partnership, is the general partner of
Porter
Partners, L.P. and the investment manager of EDJ Limited.
Jeffrey H.
Porter
is
the managing partner of Porter Capital Management Co. Each of Jeffrey
H. Porter
and Porter Capital Management Co. may be deemed to be the beneficial owner of shares of Preferred Stock (as defined below) and/or Common Stock owned or deemed to be owned by one or more of the Reporting Persons. Each of Jeffrey H.
Porter
and Porter Capital Management Co. disclaims beneficial ownership of all shares of Preferred Stock (as defined below) and/or Common Stock beneficially owned or deemed to be owned by each of the Reporting Persons, and each Reporting
Person
disclaims beneficial ownership of all shares of Preferred Stock (as defined below) and/or Common Stock beneficially owned or deemed to be owned by each other Reporting Person. See also Item 4(a) above, which specifies the number of shares of Common Stock deemed to be beneficially owned by each of the
Reporting Persons.

On March 23, 2018, the Reporting Persons purchased,
collectively,
9,500
shares of the Issuer's 6% Series E Senior Convertible Voting
Perpetual

Preferred Stock (the "Preferred Stock"). Of this total,
Porter Partners,
L.P. purchased 8,000 shares of Preferred Stock, for $200,000 in cash,
and
EDJ Limited purchased 1,500 shares of Preferred Stock, for
$37,500
in cash.
Each share of Preferred Stock is convertible into 100 shares of Common Stock of the Issuer. If all shares of Preferred Stock owned by the Reporting Persons are converted into Common Stock, the Reporting Persons thereby will acquire
950,000 shares of Common Stock. None of the Reporting Persons has converted any shares of the Preferred Stock. Except as described herein, none of the
Reporting Persons holds any ownership interest or other security of the Issuer, nor any right to acquire any ownership interest or other security.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another

Person.


Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct



March 29, 2018
Date

Porter Partners, L.P., by Porter Capital Management Co., its general partner

By: /s/ Jeffrey H. Porter
Title: Managing partner

EDJ Limited, by Porter Capital Management Co., its investment manager

By: /s/ Jeffrey H. Porter
Title: Managing partner



Exhibit 1 to Schedule 13G (Joint Filing Agreement)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on
Schedule
13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.
The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Porter Partners, L.P., by Porter Capital Management Co., its general partner

By: /s/ Jeffrey H. Porter
		Jeffrey H. Porter, Managing General Partner

EDJ Limited, by Porter Capital Management Co., its investment manager

By: /s/ Jeffrey H. Porter
		Jeffrey H. Porter, Managing General Partner

Date: March 29, 2018

CUSIP No. 375175106

13G

Page 6 of 9 Pages